# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: EXELIXIS, INC., CIK 0000939767
CUSIP: 30161Q104
Title of class of securities: Common Stock, par value $0.001 per share (the "Shares")
Address of issuer's principal executive offices: 1851 Harbor Bay Parkway, Alameda, California (CA), 94502
Date of event which requires filing of this statement: 05/16/2025
Filed by CIK 0001175707
Persons authorized to receive notices and communications: Hannah E. Dunn, Farallon Capital Management, L.L.C., One Maritime Plaza, Suite 2100, San Francisco, California (CA), 94111, (415) 421-2132

## Reporting persons
- Farallon Capital Partners, L.P. (CIK 0001175707): type of reporting person: partnership (PN); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,537,955; sole dispositive power 0; shared dispositive power 1,537,955; aggregate amount beneficially owned 1,537,955 (0.6% of the class)
- Farallon Capital Institutional Partners, L.P. (CIK 0000886687): type of reporting person: partnership (PN); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,843,011; sole dispositive power 0; shared dispositive power 1,843,011; aggregate amount beneficially owned 1,843,011 (0.7% of the class)
- Farallon Capital Institutional Partners II, L.P. (CIK 0001245628): type of reporting person: partnership (PN); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 516,264; sole dispositive power 0; shared dispositive power 516,264; aggregate amount beneficially owned 516,264 (0.2% of the class)
- Farallon Capital Institutional Partners III, L.P. (CIK 0001245629): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 254,155; sole dispositive power 0; shared dispositive power 254,155; aggregate amount beneficially owned 254,155 (0.1% of the class)
- Four Crossings Institutional Partners V, L.P. (CIK 0001690212): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 334,531; sole dispositive power 0; shared dispositive power 334,531; aggregate amount beneficially owned 334,531 (0.1% of the class)
- Farallon Capital Offshore Investors II, L.P. (CIK 0001340990): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 3,195,280; sole dispositive power 0; shared dispositive power 3,195,280; aggregate amount beneficially owned 3,195,280 (1.2% of the class)
- Farallon Capital (AM) Investors, L.P. (CIK 0001501082): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 179,796; sole dispositive power 0; shared dispositive power 179,796; aggregate amount beneficially owned 179,796 (0.1% of the class)
- Farallon Capital F5 Master I, L.P. (CIK 0001643763): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 644,314; sole dispositive power 0; shared dispositive power 644,314; aggregate amount beneficially owned 644,314 (0.2% of the class)
- Farallon Healthcare Partners Master, L.P. (CIK 0001871852): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 10,130,194; sole dispositive power 0; shared dispositive power 10,130,194; aggregate amount beneficially owned 10,130,194 (3.7% of the class)
- Farallon Partners, L.L.C. (CIK 0001040153): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 17,991,186; sole dispositive power 0; shared dispositive power 17,991,186; aggregate amount beneficially owned 17,991,186 (6.6% of the class)
- Farallon Institutional (GP) V, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 334,531; sole dispositive power 0; shared dispositive power 334,531; aggregate amount beneficially owned 334,531 (0.1% of the class)
- Farallon F5 (GP), L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 644,314; sole dispositive power 0; shared dispositive power 644,314; aggregate amount beneficially owned 644,314 (0.2% of the class)
- Farallon Healthcare Partners (GP), L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 10,130,194; sole dispositive power 0; shared dispositive power 10,130,194; aggregate amount beneficially owned 10,130,194 (3.7% of the class)
- Dapice Joshua J. (CIK 0001960821): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 18,635,500; sole dispositive power 0; shared dispositive power 18,635,500; aggregate amount beneficially owned 18,635,500 (6.8% of the class)
- Dreyfuss, Philip D. (CIK 0001693981): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 18,635,500; sole dispositive power 0; shared dispositive power 18,635,500; aggregate amount beneficially owned 18,635,500 (6.8% of the class)
- Dunn Hannah E. (CIK 0001960890): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 18,635,500; sole dispositive power 0; shared dispositive power 18,635,500; aggregate amount beneficially owned 18,635,500 (6.8% of the class)
- Fried, Richard B (CIK 0001245637): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 18,635,500; sole dispositive power 0; shared dispositive power 18,635,500; aggregate amount beneficially owned 18,635,500 (6.8% of the class)
- Gehani, Varun N. (CIK 0001904298): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 18,635,500; sole dispositive power 0; shared dispositive power 18,635,500; aggregate amount beneficially owned 18,635,500 (6.8% of the class)
- Giauque, Nicolas (CIK 0001372970): type of reporting person: individual (IN); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 18,635,500; sole dispositive power 0; shared dispositive power 18,635,500; aggregate amount beneficially owned 18,635,500 (6.8% of the class)
- Kim, David T. (CIK 0001595643): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 18,635,500; sole dispositive power 0; shared dispositive power 18,635,500; aggregate amount beneficially owned 18,635,500 (6.8% of the class)
- Linn, Michael G. (CIK 0001495856): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 18,635,500; sole dispositive power 0; shared dispositive power 18,635,500; aggregate amount beneficially owned 18,635,500 (6.8% of the class)
- Luo Patrick (Cheng) (CIK 0002054041): type of reporting person: individual (IN); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 18,635,500; sole dispositive power 0; shared dispositive power 18,635,500; aggregate amount beneficially owned 18,635,500 (6.8% of the class)
- Patel, Rajiv A. (CIK 0001275110): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 18,635,500; sole dispositive power 0; shared dispositive power 18,635,500; aggregate amount beneficially owned 18,635,500 (6.8% of the class)
- Roberts, Jr., Thomas G. (CIK 0001453042): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 18,635,500; sole dispositive power 0; shared dispositive power 18,635,500; aggregate amount beneficially owned 18,635,500 (6.8% of the class)
- Saito Edric C. (CIK 0001960819): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 18,635,500; sole dispositive power 0; shared dispositive power 18,635,500; aggregate amount beneficially owned 18,635,500 (6.8% of the class)
- Seybold, William (CIK 0001693980): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 18,635,500; sole dispositive power 0; shared dispositive power 18,635,500; aggregate amount beneficially owned 18,635,500 (6.8% of the class)
- Short Daniel S. (CIK 0001960871): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 18,635,500; sole dispositive power 0; shared dispositive power 18,635,500; aggregate amount beneficially owned 18,635,500 (6.8% of the class)
- Spokes, Andrew J. M. (CIK 0001372968): type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 18,635,500; sole dispositive power 0; shared dispositive power 18,635,500; aggregate amount beneficially owned 18,635,500 (6.8% of the class)
- Warren, John R. (CIK 0001509711): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 18,635,500; sole dispositive power 0; shared dispositive power 18,635,500; aggregate amount beneficially owned 18,635,500 (6.8% of the class)
- Wehrly, Mark C. (CIK 0001245635): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 18,635,500; sole dispositive power 0; shared dispositive power 18,635,500; aggregate amount beneficially owned 18,635,500 (6.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share (the "Shares")
Name of issuer: EXELIXIS, INC.
Address of issuer's principal executive offices: 1851 Harbor Bay Parkway, Alameda, California (CA), 94502

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
This Amendment No. 6 to Schedule 13D (this "Amendment") hereby amends and supplements Item 5(a) by deleting the text under the caption "The Farallon Funds" and replacing it in its entirety, to read as follows:

"The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon Fund is incorporated herein by reference for each such Farallon Fund. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 272,708,280 Shares outstanding as of May 5, 2025, as reported by the Company in its Form 10-Q filed with the Securities and Exchange Commission on May 13, 2025."
Number of shares as to which each person has sole or shared power to vote or dispose:
This Amendment hereby amends and supplements Item 5(b) by deleting the text under the caption "The Farallon Funds" and replacing it in its entirety, to read as follows:

"The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon Fund is incorporated herein by reference for each such Farallon Fund."
Transactions in the class effected during the past sixty days:
This Amendment hereby amends and supplements Item 5(c) by deleting the text under the caption "The Farallon Funds" and replacing it in its entirety, to read as follows:

"The dates, number of Shares involved and the price per Share (excluding commissions) for all transactions in the Shares by the Farallon Funds in the past sixty days are set forth in Exhibit 1.A attached hereto and such information is incorporated herein by reference. All of such transactions were open-market transactions."
Other persons with the right to receive dividends or sale proceeds:
This Amendment hereby amends and supplements Item 5(d) by deleting the text under the caption "The Farallon Funds" and replacing it in its entirety, to read as follows:

"The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares held by the Farallon Funds other than F5MI. The FCIP V General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares held by FCIP V. The F5MI General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares held by F5MI. The FHPM General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares held by FHPM. Each of the Farallon Individual Reporting Persons is a managing member or senior managing member, as the case may be, of the Farallon General Partner and a manager or senior manager, as the case may be, of the FCIP V General Partner, the F5MI General Partner and the FHPM General Partner."
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
This Amendment hereby amends and supplements Item 5(e) by deleting the text under the caption "The Farallon Funds" and replacing it in its entirety, to read as follows:

"Not applicable."

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
This Amendment hereby amends and supplements Item 7 by adding the following thereto:

"There is filed herewith as Exhibit 1.A the sixty-day trading history of the Farallon Funds referenced in Item 5(c)."

## Signatures
- Farallon Capital Partners, L.P.: /s/ Hannah E. Dunn, Hannah E. Dunn, Manager of its General Partner (05/20/2025)
- Farallon Capital Institutional Partners, L.P.: /s/ Hannah E. Dunn, Hannah E. Dunn, Manager of its General Partner (05/20/2025)
- Farallon Capital Institutional Partners II, L.P.: /s/ Hannah E. Dunn, Hannah E. Dunn, Manager of its General Partner (05/20/2025)
- Farallon Capital Institutional Partners III, L.P.: /s/ Hannah E. Dunn, Hannah E. Dunn, Manager of its General Partner (05/20/2025)
- Four Crossings Institutional Partners V, L.P.: /s/ Hannah E. Dunn, Hannah E. Dunn, Manager of its General Partner (05/20/2025)
- Farallon Capital Offshore Investors II, L.P.: /s/ Hannah E. Dunn, Hannah E. Dunn, Manager of its General Partner (05/20/2025)
- Farallon Capital (AM) Investors, L.P.: /s/ Hannah E. Dunn, Hannah E. Dunn, Manager of its General Partner (05/20/2025)
- Farallon Capital F5 Master I, L.P.: /s/ Hannah E. Dunn, Hannah E. Dunn, Manager of its General Partner (05/20/2025)
- Farallon Healthcare Partners Master, L.P.: /s/ Hannah E. Dunn, Hannah E. Dunn, Manager of its General Partner (05/20/2025)
- Farallon Partners, L.L.C.: /s/ Hannah E. Dunn, Hannah E. Dunn, Managing Member (05/20/2025)
- Farallon Institutional (GP) V, L.L.C.: /s/ Hannah E. Dunn, Hannah E. Dunn, Manager (05/20/2025)
- Farallon F5 (GP), L.L.C.: /s/ Hannah E. Dunn, Hannah E. Dunn, Manager (05/20/2025)
- Farallon Healthcare Partners (GP), L.L.C.: /s/ Hannah E. Dunn, Hannah E. Dunn, Manager (05/20/2025)
- Dapice Joshua J.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (05/20/2025)
- Dreyfuss, Philip D.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (05/20/2025)
- Dunn Hannah E.: /s/ Hannah E. Dunn, Hannah E. Dunn (05/20/2025)
- Fried, Richard B: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (05/20/2025)
- Gehani, Varun N.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (05/20/2025)
- Giauque, Nicolas: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (05/20/2025)
- Kim, David T.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (05/20/2025)
- Linn, Michael G.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (05/20/2025)
- Luo Patrick (Cheng): /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (05/20/2025)
- Patel, Rajiv A.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (05/20/2025)
- Roberts, Jr., Thomas G.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (05/20/2025)
- Saito Edric C.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (05/20/2025)
- Seybold, William: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (05/20/2025)
- Short Daniel S.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (05/20/2025)
- Spokes, Andrew J. M.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (05/20/2025)
- Warren, John R.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (05/20/2025)
- Wehrly, Mark C.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (05/20/2025)